Exhibit 99.2

SYSTEMS XCELLENCE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(U.S. dollars unless otherwise specified)

You should read the following in conjunction with the audited annual and unaudited interim consolidated financial statements and the notes of Systems Xcellence, Inc. (“the Company”). The consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of significant differences between Canadian GAAP and US GAAP of the net income, balance sheet, and cash flow items is presented in Note 9 of the interim financial statements. The forward-looking statements in this discussion regarding industry, our expectations regarding future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section. The Company’s actual results may differ materially from those contained in any forward-looking statements. You should read this discussion completely and with the understanding that actual future results may be materially different from expected results. Management is under no obligation to update these forward-looking statements after the date of these interim financial statements, even though the Company’s situation will change in the future. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

RISK FACTORS

There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to, the ability of the Company to adequately address: the risks associated with acquisitions; the Company’s dependence on key customers and key personnel; competition from both existing and new sources; expanding its service offerings; the impact of technological change on its product and service offerings; potential fluctuations in financial results; the sufficiency of its liquidity and capital needs; the indebtedness of the Company; the volatility of its share price; the Company’s limited history of profitability; the continued viability of its proprietary technology; its product liability and insurance needs; its reliance on key suppliers, if any; continued confidence in e-commerce as an on-line delivery mechanism for information; and the impact of government regulation on the business. The primary risks affecting the Company are substantially unchanged from those discussed in the Company's MD&A for the year ended December 31, 2005 and in the prospectus dated June 22, 2006.

OVERVIEW

Company Summary

The Company is a leading provider of healthcare information technology solutions and services to providers, payers and other participants in the pharmaceutical supply chain in the United States and Canada. The Company’s product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. The software products are available on a license basis with on-going maintenance and support or on a transaction fee basis using an Application Service Provider (“ASP”) model. The Company’s payer customers include over 70 Managed Care Organizations, Blue Cross Blue Shield organizations, government agencies, employers and intermediaries such as Pharmacy Benefit Managers (“PBMs”). Our provider customers include over 1,200 independent, regional chain, institutional, and mail-order pharmacies. The solutions and services assist both payers and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

The Company’s revenue is primarily derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services. Revenue from transaction processing includes ASP and switching services and is recognized as services are provided. Revenue from software licenses and hardware sales is recognized when a license agreement is executed with the customer, the software or hardware product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed for arrangements with significant payment due beyond normal trading terms to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met. Maintenance and professional services revenues are recognized as the services are performed. Professional services revenue attributed to fixed price arrangements is recognized using the percentage of total estimated direct labor costs to complete the project. For arrangements that are not fixed price arrangements, both the license revenue and professional services revenue are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. For more information on our revenue recognition policies, see ‘‘Critical Accounting Policies and Estimates.’’

The Company’s expenses primarily consist of cost of goods sold, product development costs and selling, general and administrative (“SG&A”) costs. Cost of goods sold includes costs related to the products and services provided to customers and costs associated with the operation and maintenance of the transaction processing centers. These costs include salaries and related expenses for professional services personnel, transaction processing centers’ personnel, customer support personnel and any hardware or equipment sold to customers. Product development costs consist of staffing expenses in support of the payer and provider products. In general, such costs are not directly related to specific customer products or deliverables, but rather to enhancements and new initiatives. SG&A costs relate to selling expenses, commissions, marketing, network administration and administrative costs that include legal, accounting, investor relations and corporate development costs.

Outlook

SXC continued to experience strong organic growth in transaction revenue for the three months ended September 30, 2006. This reflected growth from increased transactions processed from existing commercial customers as well as Part D enrollees.

The Company continued to expand its market penetration, including support for institutional pharmacies serving long-term care facilities, which provides a new market for our transaction processing services. We expect that the aging population and the increased complexity of Part D solutions for this demographic will create a new high growth market opportunity for our existing technology solutions. The Company continues to invest resources in both product development and infrastructure. These efforts will support the significant growth in transactions and services the Company has experienced, including the $1.4 million in capital expenditures during the quarter.

With its facility requirements expanding, the Company will incur additional capital costs during the fourth quarter of 2006 related to moving the U.S. head office in Chicago.

The financing completed in late June 2006 will provide the Company with additional resources to support its plans for an accretive acquisition. The Company is actively targeting companies which would allow it to more deeply penetrate the payer market with solutions which expand its clinical and PBM capabilities.

In addition, the financing has enabled the Company to repay its existing credit facility of $12.9 million, which incurred interest expense of approximately $1.8 million during 2005. The Company believes the U.S. listing (NASDAQ: SXCI) will provide it with a foundation to help increase awareness and liquidity in the long-term, and will expand the Company’s access to growth capital via U.S. capital market relationships.

The Company continues to attract attention from customers looking for more flexibility and transparent pricing. The Company’s InformedRx offering, which includes PBM services, is ideally suited for mid-sized employer groups looking to gain more control over their prescription drug costs, and is expected to be a core growth engine in 2006 and beyond.

OVERALL PERFORMANCE

During the three months ended September 30, 2006, the Company’s financial performance was affected by a number of important factors.

Total Revenue

Total revenue increased 43% to $21.0 million for the third quarter of 2006 from $14.7 million for the third quarter of 2005.

Growth in Pharmacy Benefit Management Services

During 2006, the Company has continued to build the InformedRx pharmacy benefit management service offering that expands on the adjudication of prescription drug claims to include the design of healthcare benefit plans for members, managing the reimbursement of retail pharmacies in a pharmacy network, analyzing drug utilization, managing rebate contracts with pharmaceutical manufacturers and establishing web portals to extend the point-of-contact between benefit plans and members. In addition, certain customers utilized the Company’s pharmacy network to process prescription drug benefits generated by their Medicare-approved discount drug card program.

Recurring Revenue

Recurring revenue increased 63% to $14.3 million for the third quarter of 2006 from $8.8 million for the third quarter of 2005. This increase is due primarily to growth in the transaction processing business (including InformedRx), the claims processing and pharmacy benefit management services for the Company’s payer customers, and switching and maintenance services for provider customers.

Transaction processing revenue for the third quarter of 2006 increased $5.0 million, or 93%, as compared to the same period last year due to the new Medicare Part D benefits, a federal program that allows for prescription drug coverage for seniors.

The Company continues to believe that aging demographics and increased use of prescription drugs will continue to benefit the transaction processing business. In addition to benefiting from this industry growth, the Company continues to focus on increasing the transaction processing segment of recurring revenue by adding new transaction processing customers to the existing customer base.

RESULTS OF OPERATIONS

The discussion and analysis that follows relates to the results of operations of the Company and should be read in conjunction with the consolidated financial statements and notes for the three and nine month periods ended September 30, 2006 and 2005 and the Company’s annual financial statements for the year ended December 31, 2005, which are all available on www.sedar.com. The financial statements, unless otherwise stated, are expressed in US dollars.

Third Quarter Results

Revenue

Consolidated revenue increased $6.3 million, or 43%, to $21.0 million for the third quarter of 2006 from $14.7 million for the third quarter of 2005.

Transaction processing revenue (consisting of claims adjudication, benefits processing, and switching revenue) increased $5.0 million, or 93%, primarily due to the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company’s outsourced transaction processing offering, as well as the organic growth of existing payer customers.

Professional services revenue increased $0.4 million, or 10%, primarily due to the consulting and implementation services performed for existing customers.

Systems sales revenue (consisting of hardware and software license revenue) increased $0.5 million, or 20%, primarily due to work performed for customers under the Medicare Part D program.

Maintenance revenue (consisting of hardware and software maintenance and certain pharmacy services) increased $0.5 million, or 14%, primarily due to new system sales.

On a percentage basis, recurring revenue accounted for 68% and 60% of consolidated revenue in the third quarter of 2006 and 2005, respectively. Recurring revenue consists of transaction processing and maintenance revenue.

Gross Profit

Gross profit was 61% for the third quarter of 2006 compared to 65% for the third quarter of 2005. This decrease was primarily a result of the increase in the sale of lower margin professional services, in addition to a lower percentage of high margin system sales.

Product Development Costs

Product development costs were $2.3 million for the third quarter of 2006 and 2005. This represented 11% and 16% of revenue for the third quarter of 2006 and 2005, respectively. The decrease in product development costs as a percentage of revenue is the result of increased utilization of the Company’s employees for professional services projects.

Selling, General and Administrative Costs

SG&A costs for the third quarter of 2006 were $4.5 million, or 22% of revenue, compared to $3.5 million, or 24% of revenue, for the third quarter of 2005. SG&A costs increased primarily as a result of additional sales resources to continue the growth of the Company and costs related to the Sarbanes Oxley initiatives.

Amortization

Amortization expense (consisting of depreciation and amortization expense) increased to $1.2 million for the third quarter of 2006 compared to $0.9 million for the third quarter of 2005 due primarily to the build-out of the Company’s Scottsdale location, and data center capacity to support the higher transaction volumes.

Stock-based Compensation

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value on the grant date and recognized over the vesting period. Stock compensation expense increased from $0.2 million for the third quarter of 2005 to $0.5 million for the third quarter of 2006. This increase was due to the issuance of 729,000 options during 2006 in connection with the Company’s stock option plan as well as the an increase in the fair value of the options issued.

Interest Income and Expense

Interest income increased $0.8 million to $0.9 million for the third quarter of 2006 from $0.1 million for the third quarter of 2005. This increase was due to additional cash balances available for investment from the Company’s equity offering in November 2005 and June 2006. Interest expense increased to $1.1 million for the third quarter of 2006 from $0.4 million for the third quarter of 2005 due to the payoff of long-term debt in July 2006.

Income Taxes

Current tax expense of $0.9 million and future tax expense of $0.7 million were recognized in the third quarter of 2006. The current tax expense includes income taxes related to U.S. pre-tax net income calculated at a rate of 36%. The Company’s effective tax rate for the third quarter of 2006 is 39.4% due to $0.2 million of withholding tax related to intercompany debt that is included in current tax expense.

Net income

The Company reported net income of $2.5 million for the third quarter of 2006 compared to $2.2 million for the third quarter of 2005. The increase of $0.3 million was primarily due to an increase in revenue of $6.3 million and a decrease in net interest expense of $0.2 million, offset by an increase in project costs of $3.0 million, an increase in SG&A of $1.0 million, an increase in income tax expense of $1.7 million, an increase in stock-based compensation of $0.2 million, and an increase in amortization expense of $0.3 million.

Nine Month Results

Revenue

Consolidated revenue increased $21.4 million, or 57%, to $58.9 million for the nine months ended September 30, 2006 from $37.5 million for the nine months ended September 30, 2005.

Transaction processing revenue increased $12.7 million, or 82%, primarily due to the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company’s outsourced transaction processing offering, as well as the organic growth of existing payer customers.

Systems sales revenue increased by $3.0 million, or 66%, primarily due to upgrades for license clients with tiered license upgrade fees which are linked to the transaction processing volumes and the result of work performed for customers under the Medicare Part D program, as well as selling more processing tiers to existing license customers.

Professional services revenue increased by $4.6 million, or 61%, primarily due to consulting and implementation services performed in regards to the Medicare Part D program for existing customers as well as some larger, long-term consulting projects for existing customers.

Maintenance revenue increased by $1.1 million, or 11%, primarily due to new system sales compared to the prior period.

On a percentage basis, recurring revenue accounted for 67% and 68% of consolidated revenue for the nine months ended September 30, 2006 and 2005, respectively. Recurring revenue consists of transaction processing and maintenance revenue. The decrease on a percentage basis was primarily a result of the significant percentage increase in systems sales, which are included in non-recurring revenues.

Gross Profit

Gross profit was 60% and 61% for the nine months ended September 30, 2006 and 2005, respectively due primarily to the increase in the sale of higher margin transaction processing services and an increase in the sale of high margin software licenses and transaction processing revenue during the period.

Product Development Costs

Product development costs were $6.4 million, or 11% of revenue, and $6.8 million, or 18% of revenue, for the nine months ended September 30, 2006 and 2005, respectively. The decrease is the result of increased utilization of the Company’s employees for professional services projects.

Selling, General and Administrative Costs

SG&A costs were $12.7 million, or 22% of revenue, and $8.7 million, or 23% of revenue, for the nine months ended September 30, 2006 and 2005, respectively. The decrease as a percentage of revenue is due primarily to the continued focus on cost control and improving operational efficiencies. The $4.0 million increase in costs relates to increased consulting, infrastructural and recruiting expenses to support the Company’s growth.

Amortization

Amortization expense (consisting of depreciation and amortization expense) was $3.1 million and $2.6 million for the nine months ended September 30, 2006 and 2005, respectively. The increase is due primarily to the build-out of the Company’s Scottsdale location and increase in data center processing capacity during 2006.

Lease termination charge

On March 24, 2006, the Company entered into a new operating lease agreement for new office space in Lisle, Illinois. The lease is effective February 1, 2007 and carries a term of 11 years. As part of the agreement, the Company received certain leasehold inducements including a cash inducement of $0.8 million, which will be recognized over the term of the lease as a charge against rent expense.

The minimum payments under the lease agreement are as follows:

2007	$829,127
2008	934,653
2009	967,544
2010	1,000,435
2011	1,033,326
Thereafter	6,993,448
$11,758,533

Coterminous with this new lease agreement, the Company gave notice to the lessor of the U.S. Headquarters located in Lombard, Illinois, to terminate the lease effective June 30, 2007. The Company paid $757,815 for this lease termination option which was expensed in the period.

Stock-based Compensation

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value on the grant date and recognized over the vesting period. Stock compensation expense was $1.4 million and $0.6 million for the nine months ended September 30, 2006 and 2005, respectively. This increase was due to the issuance of 729,000 options issued during 2006 in connection with the Company’s stock option plan, as well as an increase in the fair value of the options issued.

Interest Income and Expense

Interest income was $1.9 million and $0.3 million for the nine months ended September 30, 2006 and 2005, respectively. This increase was due primarily to additional cash balances available for investment from the Company’s equity offerings in November 2005 and June 2006. Interest expense increased to $1.8 million from $1.3 million for the nine months ended September 30, 2006 and 2005, respectively.

Income Taxes

During the first quarter of 2006, it was determined by management that the company will be able to utilize a taxable benefit from historical net operating losses and tax-related timing, in accordance with CICA Handbook Section 3465, Income Taxes. As a result, approximately $2.5 million of previously unrecognized future tax assets (“FTAs”) were recognized. At December 31, 2005, approximately $0.7 million of FTAs already existed on the Company’s balance sheet.

A future tax benefit of $1.8 million and current tax expense of $2.7 million were recognized for the nine months ended September 30, 2006. The current tax expense includes income taxes related to U.S. pre-tax net income calculated at a rate of 36% in addition to $0.2 million in withholding tax related to intercompany debt.

Net income

Net income was $10.2 million and $3.8 million for the nine months ended September 30, 2006 and 2005, respectively. The $6.4 million increase was primarily the result of an increase in revenue of $21.4 million and an increase in net interest income of $1.2 million, offset by an increase in professional services of $4.6 million, an increase in project costs of $8.8 million, an increase in SG&A costs of $4.1 million, an increase in lease termination charges of $0.8 million, an increase in stock-based compensation of $0.8 million, and an increase in amortization of $0.5 million.

The increase in revenue was generated primarily from growth in the Company’s transaction processing revenue, and consulting, implementation and system sales related to Medicare Part D. The increase in project costs was required to support the revenue growth. The increase in SG&A costs related primarily to consulting, infrastructural and recruiting fees.

Adjusted EBITDA Reconciliation to Net Income

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to amortization, debt service and income tax. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income, determined in accordance with GAAP, as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. Adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of Adjusted EBITDA to net income is shown below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Adjusted EBITDA	$6,030,412	$3,662,878	$16,363,903	$7,503,618
Amortization	(1,191,747)	(856,846)	(3,138,294)	(2,607,009)
Stock-based compensation	(471,110)	(226,791)	(1,384,843)	(594,995)
Gain on sale of asset	-	-	-	626,342
Lease termination fee	-	-	(757,815)	-
Other income (expense)	(9,254)	-	21,177	-
Net interest income (expense)	(158,629)	(338,753)	105,812	(1,063,937)
Income tax benefit (expense)	(1,656,055)	(30,507)	(975,246)	(92,017)

Income after taxes	$2,543,617	$2,209,981	$10,234,694	$3,772,002

OUTSTANDING SHARES

At October 20, 2006, the Company had outstanding 20,379,824 common shares and 2,122,791 share-purchase options outstanding at a weighted average exercise price of CDN $8.20.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had a working capital position of $70.2 million, with cash and cash-equivalents of $61.4 million, compared to $37.3 million of working capital and $36.0 million of cash and cash-equivalents at December 31, 2005. The $25.4 million increase in the Company’s cash position was primarily the result of $36.1 million of cash generated from the public offering in June 2006, partially offset by cash used to pay off long-term liabilities.

Cash flows from operating activities

During the nine months ended September 30, 2006, the Company generated cash from operations of $8.4 million, which primarily consisted of $10.2 million of net income adjusted for $3.9 million in amortization of capital and intangible assets, $1.4 million in stock-based compensation expense, a future tax asset of $1.8 million, a $6.2 million decrease in non-cash working capital and $0.8 million in deferred lease inducements. This compares to $9.2 million of cash generated from operations in 2005, which primarily consisted of net income of $3.8 million adjusted for a $2.9 million increase in non-cash working capital, a $2.6 million in amortization of intangible and capital assets, $0.6 million in gains on the sale of the Milton building, and $0.6 million of stock-based compensation expense.

Cash flows from financing activities

During the nine months ended September 30, 2006, the Company generated cash from financing activities of $21.8 million, which consisted of $34.7 million in net proceeds from a NASDAQ public offering and $0.2 million in proceeds from stock option exercises, offset by the $13.1 million repayment of long-term liabilities. This compares to $0.7 million used during the nine months ended September 30, 2005, which consisted primarily of the $0.8 million repayment of long-term liabilities.

Cash flows from investing activities

During the nine months ended September 30, 2006, the Company used cash for investing activities of $4.7 million consisting primarily of capital purchases to support increased ASP activity related to Medicare Part D. This compares to $21.9 million used during the nine months ended September 30, 2005, which consisted of the $22.4 million related to the acquisition of Health Business Systems and $1.6 million of capital purchases, offset by $2.3 million of proceeds from the disposal of capital assets.

The company believes that cash flow generated from operations will be sufficient to fund working capital requirements and anticipated capital expenditures in 2006.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The following table provides summary quarterly results (unaudited) for the eight quarters prior to and including the quarter ended September 30, 2006 (US dollars in thousands except per share data):

	2006			2005				2004
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Revenue	$21,046	$18,528	$19,337	$16,611	$14,730	$12,209	$10,573	$8,526
Recurring revenue	$14,252	$12,734	$12,411	$9,393	$8,770	$8,434	$8,193	$5,782
Recurring revenue	68%	69%	64%	57%	60%	69%	78%	68%
Operating income	$4,349	$3,071	$3,624	$3,783	$2,379	$1,323	$400	$877
Net Income	$2,544	$2,065	$5,577	$3,950	$2,210	$1,546	$16	$647
Basic EPS	$0.12	$0.12	$0.33	$0.26	$0.15	$0.11	$-	$0.05
Dilute EPS	$0.12	$0.12	$0.31	$0.24	$0.14	$0.10	$-	$0.05

For the Eight Quarters Ended September 30, 2006

Revenue has steadily increased from $8.5 million to $21.0 million between the fourth quarter of 2004 and the third quarter of 2006. Total revenue increased from $18.5 to $21.0 million between the second and third quarters of 2006 primarily due to increased transaction processing.

Recurring revenue has increased over the past eight quarters from $5.8 million to $14.3 million as a result of increased transaction processing revenue from the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company’s outsourced transaction processing offering, as well as the organic growth of existing payer customers.

The recurring revenue percentage has fluctuated both up and down over the past eight quarters. The recurring revenue percentage from the third and fourth quarters of 2005 were down compared to prior quarters primarily because both quarters had a larger mix of systems sales related to revenue from Medicare Part D modules being recognized during those two quarters. The recurring revenue percent increased in the first two quarters of 2006 primarily due to a higher mix of transaction processing revenue compared with the remaining recognition of the Medicare Part D system sales.

Operating income steadily increased from $0.9 million for the fourth quarter of 2004 to $3.8 million for the fourth quarter of 2005. Operating income declined for the first and second quarters of 2006 primarily due to the recognition of a one-time lease termination fee of $0.8 million.

Net income has increased from $0.6 million for the fourth quarter of 2004 to $5.6 million for the first quarter of 2006. Net income was positively impacted by the set-up of $2.5 million of future tax assets related to future taxable benefits that were determined by management to “more likely than not” be realizable in the future, offsetting taxable income.

Net income decreased $3.5 million between the first and second quarters of 2006 primarily due to the set-up of the future tax asset of $2.5 million in the first quarter of 2006, as well as the Company being fully taxable in the second and third quarters of 2006.

Net income increased $0.5 million between the second and third quarter of 2006 primarily due to an increase in revenue of $2.5 million, offset by increased cost of sales, increased taxes and $1.0 million in loan fees related to the payoff of long-term debt.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company entered into a credit facility agreement with MCG Capital Corporation in December 2002 as a result of a refinancing of existing debt. The credit facility consisted of a $1.0 million revolving line of credit and a $7.6 million term loan. In connection with the HBS acquisition, in December 2004 the Company refinanced its credit facility by terminating the revolving credit facility, expanding the term loan to $13.6 million and renegotiating its covenants.

On July 5, 2006, the Company repaid its outstanding line of credit and term loan with MCG Capital Corporation. The Company paid cash consideration of $12,785,207, which consisted of $12,580,000 in principal and $205,207 in a prepayment fee and accrued interest. Accordingly, the Company wrote off related unamortized deferred charges of $821,641.

The Company has not entered into any hedging activities owing to its limited foreign exchange exposure and preference for more conservative investing instruments.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At September 30, 2006, the Company’s contractual obligations related to operating leases are as follows:

	Less than	One to Three	Four to Five	Over Five
	1 year	Years	Years	Years	Total
Operating Leases	$1,681,802	$2,713,448	$2,379,422	$7,252,466	$14,027,138

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements or derivative financial instruments that have or are reasonably likely to have a current or future effect on the results of operations.

IMPLEMENTATION OF ACCOUNTING POLICY

On March 24, 2006, in accordance with a lease provision, the Company gave notice to the lessor of the U.S. Headquarters located in Lombard, Illinois, to terminate the lease, effective June 30, 2007. The Company paid $0.8 million for this lease termination option and entered into a new lease agreement with a different lessor in Lisle, Illinois for an eleven year term from February 1, 2007 through January 31, 2018. As part of a lease inducement, the lessor of the Lisle building paid the Company $0.8 million to cover the expenses incurred to terminate the Lombard lease.

In accordance with EIC-21, Accounting for Lease Inducements by the Lessee and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities, the lease inducement amount was recorded as a “Deferred lease inducement” liability on the balance sheet and will be amortized over the life of the Lisle lease term while the Lombard lease termination option payment was recognized as a one-time expense in the first quarter of 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, preliminary purchase price allocation in connection with acquisitions, the carrying amount of capital assets, intangibles, goodwill, and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates. These items are unchanged from those discussed in the Company's annual MD&A for the year ended December 31, 2005.

Additional information

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.